Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

January 21, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Sonny Oh

Re:	John Hancock Funds III (the “Trust”) - File No. 333-208612
Registration Statement on Form N-14

Dear Mr. Oh,

On behalf of the Trust, we submit this letter in response to comments received by telephone on January 14, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Strategic Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Select Growth Fund, a series of the Trust (the “Acquired Fund”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on December 18, 2015, accession no. 0001133228-15-006444.

For convenience, we have summarized each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Securities and Exchange Commission	- 2 -	January 21, 2016

1.

a.	Comment. Please explain supplementally why the Acquiring Fund will assume “substantially all,” rather than “all,” of the Acquired Fund’s liabilities in the Reorganization.

Response. Recourse for liabilities assumed from the Acquired Fund by the Acquiring Fund in the Reorganization will be limited to the assets acquired by the Acquiring Fund. The known liabilities of the Acquired Fund, as of the Valuation Time, shall be confirmed to the Acquiring Fund pursuant to Section 2(k) of this Agreement.

b.	Comment. Please explain supplementally why the Class R5 shares of the Acquiring Fund are omitted from the section “How the reorganization will work.”

Response. The Trust anticipates that all of the Acquired Fund’s Class R5 shares will be redeemed prior to the mailing date for the Registration Statement.

c.	Comment. In the table “Where to get more information,” considering incorporating by reference the applicable documents relating to the Acquiring Fund as well as the Acquired Fund.

Response. The Trust respectfully submits that the required information relating to the Acquiring Fund is included in the Registration Statement, and therefore declines to incorporate the additional Acquiring Fund documents by reference.

2.	Comment. Under the heading “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans,” please compare the attributes of each class of the Acquired Fund against the corresponding class of the Acquiring Fund.

Response. The comparison of fund classes has been revised to compare the attributes of each class of the Acquired Fund to those of the corresponding class of the Acquiring Fund.

3.	Comment. In the section “Comparison of Fund Classes, Expenses, Advisory Arrangements, and Distribution Plans – Comparison of distribution plans,” please include a footnote to the table to reflect that, in connection with the Reorganization, the Advisor has requested that the Board reduce the 12b-1 fees of the Class A shares of the Acquiring Fund to 0.25% to allow Acquired Fund Class A and Class ADV shareholders to receive Acquiring Fund Class A shares pursuant to the Reorganization without being subject to a higher 12b-1 fee.

Response. The requested change has been made.

Securities and Exchange Commission	- 3 -	January 21, 2016

4.	Comment. In the section “Comparison of Investment Risks,” please clarify whether the risks applicable to the funds are principal or non-principal risks.

Response. The Trust has revised the heading “Particular risks of Strategic Growth Fund” to state: “Principal risks particular to ~~of~~ Strategic Growth Fund.”

5.	Comment. In the section “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please describe and compare the expense ratios of the Acquired Fund and Acquiring Fund.

Response. The second paragraph of the indicated section has been revised to state:

“It is anticipated that the expense ratios for all classes of the Acquiring Fund shares to be issued in the Reorganization (as restated to reflect current fees) will be lower than the expense ratios of the corresponding share classes of the Acquired Fund, after giving effect to contractual expense limitations, if the proposed Reorganization is approved and implemented.”

6.	Comment. In the section “Proposal to Approve an Agreement and Plan of Reorganization – Board consideration of the Reorganization,” consider disclosing any consideration of adverse consequences of the Reorganization on the Acquiring Fund or Acquired Fund shareholders (e.g., the impact of reorganization expenses and the cost of solicitation on the net asset value of the funds).

Response. The Trust respectfully submits that the current disclosure is sufficient to meet the requirement of Item 4(a) of Form N-14 that the Trust outline the material reasons the Reorganization is being proposed.

7.	Comment. Please confirm supplementally the accuracy of the best and worst quarters for the Acquiring Fund and Acquired Fund presented in the section “Fund Past Performance.”

Response. The Trust has updated the best and worst quarters for the Acquiring Fund and Acquired Fund and confirms that the information is accurate.

8.

a.	Comment. In the section “Further Information About the Reorganization,” please provide an estimate of brokerage costs that will be incurred during the transition of the Acquired Fund’s portfolio to the Acquiring Fund.

Response. The Registration Statement has been revised consistent with this comment.

Securities and Exchange Commission	- 4 -	January 21, 2016

b.	Please confirm supplementally that the Trust is aware that the tax disclosure is shorter than the corresponding disclosure included in certain prior registration statements on Form N-14 submitted by the Trust.

Response. The Trust confirms its awareness that the tax disclosure is shorter than the corresponding disclosure included in certain prior registration statements on Form N-14 submitted by the Trust.

9.

a.	Comment. Please provide the beneficial ownership information currently provided in Exhibit B in the body of the prospectus, and provide the information as applicable to the Acquiring Fund and the Acquired Fund.

Response. The Trust notes that Form N-14 does not draw a distinction between the body of the prospectus and its appendices, and sets forth no requirements as to the order in which the required information is presented. Shareholder information for the Acquiring Fund has been added to the Registration Statement in response to this comment this comment.

b.	Comment. Please confirm supplementally that there are no persons who control either the Acquiring Fund or the Acquired Fund as described in the instruction to Form N-14 Item 7(c)(4)(i).

Response. The Trust confirms that there are no persons who control either the Acquiring Fund or the Acquired Fund as described in the instruction to Form N-14 Item 7(c)(4)(i).

10.	Comment. In the section “Information Concerning the Meeting – Adjournments,” please describe the timing, notice and quorum requirements of a shareholder meeting that takes place pursuant to an adjournment of an earlier shareholder meeting.

Response. The quorum requirements for a meeting do not change in the event of its adjournment, and the Trust is not subject to any limitation on the timing of any adjourned meeting, nor is it required to provide any notice of adjournment other than at the meeting to be adjourned. The Trust has revised the Registration Statement accordingly.

11.	Comment. Please revise the section “Experts” to state that the Acquiring Fund and Acquired Fund each will furnish, without charge, a copy of its Semiannual Report for the fiscal period ended September 30, 2015 to any shareholder upon request.

Response. The requested change has been made.

Securities and Exchange Commission	- 5 -	January 21, 2016

Tandy

12.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Thomas W. Dee

Ariel Ayanna